December 16, 2020

VIA EDGAR

Todd K. Schiffman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Seven Oaks Acquisition Corp. Registration Statement on Form S-1 Filed December 1, 2020, as amended File No. 333-251062

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Seven Oaks Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, December 17, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 500 copies of the preliminary prospectus dated December 15, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

JONESTRADING INSTITUTIONAL SERVICES LLC

By:	/s/ Burke Cook
Name: Burke Cook
Title: General Counsel

As Representative of the underwriters